UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

MEDIA SCIENCES INTERNATIONAL, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

58446X107
(CUSIP Number)

December 23, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 58446X107	SCHEDULE 13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ana Partners LP (see Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 770,306
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 770,306
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,306
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 58446X107	SCHEDULE 13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ana Capital Management LLC (see Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 770,306
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 770,306
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,306
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 58446X107	SCHEDULE 13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ana GP LLC (see Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 770,306
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 770,306
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,306
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 58446X107	SCHEDULE 13G	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Robert H. Fields (see Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 770,306
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 770,306
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,306
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 58446X107	SCHEDULE 13G	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brian C. Courville (see Item 2)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 770,306
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 770,306
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,306
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 58446X107	SCHEDULE 13G	Page 7 of 10 Pages

Item 1.	(a)	NAME OF ISSUER MEDIA SCIENCES INTERNATIONAL, INC. (the “Company”).
	(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES 203 Ridge Road Goshen, New York 10924
Item 2.	(a)
NAME OF PERSON FILING

Ana Partners LP (“AP”);
Ana Capital Management LLC (“ACM”), the management company of AP;
Ana GP LLC (“AGP”), the general partner of AP;
Robert H. Fields (“Mr. Fields”), a managing member of ACM and AGP; and
Brian C. Courville (“Mr. Courville”), a managing member of ACM and AGP.

	(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OF EACH REPORTING PERSON Six Landmark Square Suite 441 Stamford, CT 06901
	(c)	CITIZENSHIP AP - Delaware ACM - Delaware AGP - Delaware Mr. Fields – United States Mr. Courville – United States
	(d)	TITLE OF CLASS OF SECURITIES Common Stock, $0.001 par value per share (the “Common Stock”)
	(e)	CUSIP NUMBER 58446X107

CUSIP No. 58446X107	SCHEDULE 13G	Page 8 of 10 Pages

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not applicable.
Item 4.	OWNERSHIP.

All ownership percentages set forth herein assume that, as of November 9, 2011, there are 13,647,376 shares of Common Stock outstanding, representing the total number of shares of Common Stock reported in the Quarterly Report of the Issuer filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 14, 2011.

AP

AP beneficially owns an aggregate of 770,306 shares of Common Stock, which represents approximately 5.6% of the issued and outstanding shares of Common Stock.  AP has the sole power to vote or direct the vote of 770,306 shares of Common Stock and the sole power to dispose or to direct the disposition of 770,306 shares of Common Stock.

ACM

ACM is the management company of AP. As the management company of AP, ACM may be deemed to beneficially own the shares of Common Stock owned by AP.  As the management company of AP, ACM may be deemed to have the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock owned by AP.

AGP

AGP is the sole general partner of AP. As the sole general partner of AP, AGP may be deemed to beneficially own the shares of Common Stock owned by AP.  As the sole general partner of AP, AGP may be deemed to have the sole power to vote or direct the vote of, and the sole power to dispose or to direct the disposition of, the shares of Common Stock owned by AP.

Mr. Fields and Mr. Courville

Mr. Fields and Mr. Courville are the managing members of ACM and AGP.  As the managing members of ACM and AGP, Mr. Fields and Mr. Courville may be deemed to beneficially own the shares of Common Stock owned by AP.  As the managing members of ACM and

CUSIP No. 58446X107	SCHEDULE 13G	Page 9 of 10 Pages

AGP, Mr. Fields and Mr. Courville may be deemed to share the power to vote or direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock owned by AP.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS Not applicable.
Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.
Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY Not applicable.
Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP Not Applicable
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP Not applicable.
Item 10.
CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 3, 2012

ANA PARTNERS LP

By: Ana GP LLC, its General Partner

By:	/s/ Robert H. Fields
Name:	Robert H. Fields
Title:	Managing Member

ANA CAPITAL MANAGEMENT LLC

By:	/s/ Robert H. Fields
Name:	Robert H. Fields
Title:	Managing Member

ANA GP LLC

By:	/s/ Robert H. Fields
Name:	Robert H. Fields
Title:	Managing Member

/s/ Robert H. Fields
Robert H. Fields

/s/ Brian C. Courville
Brian C. Courville